UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky  40299-2367
(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler, LLP

Louisville, Kentucky
June 24, 2009

Papa John's International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments at fair value:
Papa John's International, Inc. common stock	$785,726	$981,198
Mutual funds	4,760,273	8,557,313
Pooled separate accounts	8,752,158	13,632,492
Common collective trust	1,996,715	1,446,153
Participant loans	841,901	810,589
Total investments	17,136,773	25,427,745

Contributions receivable from participants	764,266	-
Contributions receivable from employer	760,462	880,694
Total assets	18,661,501	26,308,439

Liabilities
Excess contributions refundable to participants	-	335,961
Net assets available for benefits at fair value	18,661,501	25,972,478
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	97,784	9,387
Net assets available for benefits	$18,759,285	$25,981,865

See accompanying independent auditor's report and notes to the financial statements.

Papa John's International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended
	December 31,
	2008	2007

Additions (deductions):
Investment income:
Net appreciation (depreciation) in fair value of investments	$(9,453,660)	$1,038,147
Interest and dividend income	135,880	129,777
Total investment income (loss)	(9,317,780)	1,167,924

Contributions:
Participants	3,697,470	3,316,579
Rollover	156,164	187,955
Employer	760,398	881,818
Total contributions	4,614,032	4,386,352

Benefits paid to participants	(2,507,937)	(2,359,049)
Administrative fees	(10,895)	(6,796)
Net increase (decrease)	(7,222,580)	3,188,431
Net assets available for benefits at beginning of year	25,981,865	22,793,434
Net assets available for benefits at end of year	$18,759,285	$25,981,865

See accompanying independent auditor's report and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2008 and 2007, the Company contributed, to participants actively employed on the last day of the Plan year, an amount equal to 35 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.

Participant Accounts
All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participants’ accounts will fluctuate with the market value of the securities in which the fund is invested.

Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, a participant must have had at least 1,000 hours of service in the Plan year.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Payment of Benefits
Vested account balances are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons.

Participant Loans
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing market rate at the time of the loan.

Forfeitures
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeited amounts approximated $58,000 and $12,000 at December 31, 2008 and 2007, respectively.

Wrap Transfer from Nonqualified Deferred Compensation Plan
Effective January 1, 2008, a 401(k) wrap transfer provision was added to the Nonqualified Deferred Compensation (“NQDC”) Plan which requires all eligible participants of the NQDC Plan who want to participate in the Plan to make their 401(k) deferral election in conjunction with their deferral election under the NQDC Plan. Participants who contribute to the NQDC Plan during the Plan year and elect the 401(k) wrap transfer provision have elective deferrals in an amount not to exceed the maximum allowable percentage of their eligible compensation, as determined by annual nondiscrimination testing, transferred from their NQDC Plan account to their Plan account. The amounts ineligible for transfer, which include annual incentive deferrals, the balance of the non-transferred deferrals and the gains and losses on all elective deferrals, remain in the NQDC Plan. Elective deferrals transferred totaled $764,266 for the 2008 Plan year and are included in the Statement of Net Assets Available for Benefits as a contribution receivable.  These amounts were subsequently transferred in March 2009.

Administrative Expenses
Certain Plan professional expenses are paid directly by the Company.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.   Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Those contributions from participants in the NQDC Plan are transferred into the Plan as soon as administratively feasible following the completion of required nondiscrimination testing. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Investments
The Plan’s investments are stated at fair value (see Note 3).

Investment contracts held by a defined-contribution plan are required to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in a stable value fund with Principal Life Insurance Company (“Principal”), which is a benefit-responsive investment contract, held in a common collective trust fund.  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Excess Contributions Refundable to Participants
The Plan is subject to certain limits for highly-compensated participants as defined by the Internal Revenue Code (the “IRC”). Calculations performed subsequent to the Plan year-end indicated excess contributions refundable to participants of $335,961 as of December 31, 2007.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.   Fair Value

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 requires companies to determine fair value based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

•
Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
•
Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements
Description	Fair Value	Level 1	Level 2	Level 3

Papa John’s International, Inc.
common stock	$785,726	$785,726	$-	$-
Mutual funds	4,760,273	4,760,273	-	-
Pooled separate accounts	8,752,158	-	8,752,158	-
Common collective trust	1,996,715	-	1,996,715	-
Participant loans	841,901	-	-	841,901
Total investments	$17,136,773	$5,545,999	$10,748,873	$841,901

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.   Fair Value (continued)

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant Loans

Balance at December 31, 2007	$810,589
Issuances and settlements, net	31,312
Balance at December 31, 2008	$841,901

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Pooled separate accounts:
Pooled separate accounts are stated at fair value as determined by observable Level 1 quoted pricing inputs or by quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the account values of separate accounts are not publicly quoted and are therefore classified as Level 2 investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.   Fair Value (continued)

Common collective trust:
The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The stable value fund allows for earnings stability regardless of the volatility of the financial markets and is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2008 and December 31, 2007. The common collective trust is classified as a Level 2 investment.

Participant loans:
Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

4.   Investments

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during the years as follows:

	December 31,
	2008	2007

Common stock	$(170,111)	$(273,910)
Mutual funds	(3,915,774)	621,821
Pooled separate accounts	(5,427,577)	636,620
Common collective trust	59,802	53,616
Net appreciation (depreciation) in fair value of investments	$(9,453,660)	$1,038,147

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4.  Investments (continued)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2008		2007
Mutual funds:
Neuberger Berman Partners Advantage Fund	$2,228,155		$4,908,598
American Funds Growth Fund of America	1,450,061		2,655,974
Pooled separate accounts:
Principal LifeTime 2030 Separate Account	1,490,943		2,126,181
Principal Diversified International Separate Account	1,417,056		2,799,625
Principal Mid-Cap Growth Separate Account	1,203,180		-	*
Principal Small-Cap Value Separate Account	827,017	*	1,303,965
Principal Mid-Cap Growth II Separate Account	-	*	2,465,114
Common collective trust:
Principal Stable Value Fund	1,996,715		1,446,153

*	Investment balance is less than 5% of the Plan’s net assets and is presented for comparative purposes only.

5.   Tax Status

The Plan has adopted a Non-Standardized Prototype Plan Document sponsored by Principal that obtained its latest determination letter on July 22, 2003, in which the Internal Revenue Service stated that the Prototype Document, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6.   Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $785,726 and $981,198 of Papa John’s common stock at December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held units in various pooled separate accounts and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. During the Plan year and subsequent to year-end, the credit and liquidity crises in the United States and throughout the global financial system have resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on investment portfolios.

8.   Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (Form 5500), which is filed with the Department of Labor, to the financial statements:

	December 31,
	2008	2007

Net assets available for benefits per Form 5500	$18,661,501	$26,308,439
Excess contributions refundable to participants	-	(335,961)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	97,784	9,387
Net assets available for benefits per the financial statements	$18,759,285	$25,981,865

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8.   Reconciliation to the Form 5500 (continued)

The following is a reconciliation of net income (loss) per the Form 5500 to net increase (decrease) per the financial statements:

	December 31,
	2008	2007

Net income (loss) per the Form 5500	$(7,646,938)	$3,159,995
Change in adjustments from fair value to contract value for fully benefit-responsive investment contracts	88,397	(12,792)
Excess contributions refundable to participants, current year	-	(335,961)
Excess contributions refundable to participants, prior year	335,961	377,189
Net increase (decrease) per the financial statements	$(7,222,580)	$3,188,431

Schedule

Papa John's International, Inc. 401(k) Plan
EIN:  61-1203323, Plan Number:  001
Schedule H, Line 4i-Schedule of Assets
(Held At End of Year)
December 31, 2008

Identity of Issuer, Borrower,		Shares Held or	Current
Lessor, or Similar Party	Description of Investment	Rate of Interest	Value

Common stock:
*Papa John’s International, Inc.	Common Stock	42,633 shares	$785,726

Mutual funds:
Neuberger Berman Management	Partners Advantage Fund	216,958 shares	2,228,155
American Funds Service Company	Growth Fund of America	71,785 shares	1,450,061
Fidelity Investments	Fidelity Advisor High Income Advantage T Fund	81,533 shares	465,556
Fidelity Investments	Fidelity Advisor Government Income T Fund	35,266 shares	386,511
Fidelity Investments	Fidelity Advisor Equity Income T Fund	13,561 shares	229,990
			4,760,273
Pooled separate accounts:
*Principal Life Insurance Company	Mid-Cap Growth Separate Account	90,118 shares	1,203,180
*Principal Life Insurance Company	Diversified International Separate Account	38,994 shares	1,417,056
*Principal Life Insurance Company	Small-Cap Value Separate Account	29,404 shares	827,017
*Principal Life Insurance Company	LifeTime 2030 Separate Account	144,232 shares	1,490,943
*Principal Life Insurance Company	Bond & Mortgage Separate Account	1,345 shares	833,734
*Principal Life Insurance Company	Mid-Cap Value III Separate Account	9,828 shares	397,951
*Principal Life Insurance Company	Small-Cap Growth Separate Account	13,309 shares	169,301
*Principal Life Insurance Company	LifeTime 2010 Separate Account	23,763 shares	250,285
*Principal Life Insurance Company	International Emerging Markets Separate Account	11,868 shares	324,513
*Principal Life Insurance Company	LifeTime 2020 Separate Account	42,370 shares	448,775
*Principal Life Insurance Company	LifeTime 2040 Separate Account	55,270 shares	554,163
*Principal Life Insurance Company	Mid-Cap S&P 400 Index Separate Account	10,653 shares	148,947
*Principal Life Insurance Company	Large-Cap S&P 500 Index Separate Account	4,673 shares	155,175
*Principal Life Insurance Company	Small-Cap S&P 600 Index Separate Account	6,353 shares	96,902
*Principal Life Insurance Company	LifeTime 2050 Separate Account	41,270 shares	405,427
*Principal Life Insurance Company	LifeTime Strategic Income Separate Account	2,630 shares	28,789
			8,752,158
Common collective trust:
*Union Bond & Trust Company	Principal Stable Value Fund	125,765 shares	1,996,715

Participant Loans		4.25% to 9.50% per annum	841,901
			$17,136,773

*Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 26, 2009	/s/ J. David Flanery
J. David Flanery
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Mountjoy & Bressler, LLP